Exhibit 8 – Significant Subsidiaries

Alumina Limited’s significant subsidiaries are as follows:

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Alumina International Holdings Pty Ltd – Incorporated in Australia this company holds all entities in the Alumina Group’s AWAC joint venture (except for Alcoa of Australia Ltd, see below) through its indirect 40% interest in each of Alcoa World Alumina LLC, Alcoa Caribbean Holdings LLC, Alumina Espanola SA, Alcoa Chemie Nederland BV, Alcoa Chemie GMBH and Abalco SA. It is wholly owned by Alumina.

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Alumina Finance Limited – Incorporated in Australia this company issued US$350,000,000 2% guaranteed convertible bonds due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited.